VIA U.S. MAIL AND FACSIMILE

December 14, 2009

John S. (Scott) Kreighbaum, Esq.
ING Americas US Legal Services
1475 Dunwoody Drive
West Chester, PA 19380-1478

> Re: ING Life Insurance and Annuity Company ("Company" or "ING");
> Variable Annuity Account B ("Registrant");Initial Registration Statement
> on Form N-4; Prospectus Title: *ING Select Opportunities*;
> File Nos.: 811-02512 / 333-162593

Dear Mr. Kreighbaum:

The staff has reviewed the registration statement referred to above, which the Company filed on October 20, 2009. We gave the registration statement a full review. Based on our review, we have the following comments (page numbers refer to the courtesy copy you provided):

1.   Contract name: Please confirm the correct contract name for this product. The name ("ING Select Opportunities") on the front cover page of the prospectus differs from the class (contract) identifier ("Low Cost Product") in the EDGAR filing. See, Release IC-26990, effective September 19, 2005 at footnote 28.

2.   Synopsis - The Contract (p. 5)

a.   *What other options do I have for accessing money from my annuity?*: Disclose that withdrawals may decrease the value of the MGWB and may, if applicable, result in the loss of the benefit, especially during the periods of negative market activity.

b.   *What other benefits are included with the annuity?*: The disclosure states that the annuity includes a minimum guaranteed withdrawal benefit but disclosure later in the prospectus, including the fee table, suggests that the benefit is optional. Please clarify the disclosure.

3.   Synopsis - Fees and Expenses (p. 7)

      a.   Footnotes to the fee table should appear below the table.

      b.   Please disclose the base against which charges are assessed in the table. See, Item 3 of Form N-4.

      c   *Total Annual Variable Sub-Account Gross Operating Expenses*: Please explain to the staff the basis for the statement that payments made by the underlying portfolios to ING do not increase directly *or indirectly,* underlying fund expenses. The disclosure also appears on page 12.

4.   Variable Sub-account Classifications for MGWB and Required Automatic Rebalancing (p. 13)

      a.   Please provide further detail about how the contemplated "rebalancing" will occur. Specifically, if the Accumulation Value is allocated to several subaccounts in a group that requires "rebalancing," from which subaccounts will the Accumulation Value will be transferred? In addition, how will the Accumulation Value be allocated among the subaccounts in the group to which it is transferred?

      b.   The disclosure contemplates a variable sub-account no longer being available. Please describe the circumstances when a sub-account would not be available. What would become of the funds already allocated to that subaccount?

      c.   The disclosure also contemplates a default allocation to the money market fund. Please explain to the staff the basis for transferring funds to a "default allocation" subaccount.

      d.   Please explain to the staff how a purchaser of the contract will understand the allocation requirements for the life of the contract when the purchase is made.

5.   Changes to a Variable Sub-account and/or Variable Annuity Account B (p. 14): The disclosure states that if the Company substitutes or otherwise eliminates an investment portfolio that is subject to contractowner instructions pursuant to dollar cost averaging, systematic withdrawals or automatic rebalancing programs, the Comany will execute the contractowner's outstanding instructions using the substituted or proposed replacement investment portfolio. Please explain to the staff the authority for this proposed policy.

6.   Fees and Expenses - MGWB Charge (p. 17)

    a.   Please explain in the disclosure, or cross-reference the section of the prospectus that does explain the circumstances under which the MGWB may no longer be in effect, and as a result, the charge for it would no longer continue to be assessed under the Contract.

    b.   Please amend the disclosure to make clear that an increase in the MAW percentage will occur as the Annuitant ages.

7.   State Variations (p. 22)

    a.   Please identify the different features and benefits that vary by state.

    b.   Please modify the disclosure to remove any suggestion that the Company is not liable for statements made in the prospectus.

8.   Minimum Guaranteed Withdrawal Benefit (p. 23)

    a.   General: Please disclose that the MGWB is an obligation of the general account and that the payment of the benefit is dependent upon the claims paying ability of the Company.

    b. *Highlights*

        i.   If the MGWB is optional, please explain who should, and should not, consider electing this rider.

        ii.   Please disclose the risk that due to market activity and life expectancy, one may never realize the benefit of the rider.

    c.   *Maximum Annual Withdrawal (p. 25)*: Please make it clear in the heading to the table that the amounts depicted represent the MAW percentage schedules based on when the Lifetime Withdrawal Phase begins and that the schedule will remain the same for the life of the contract.

9.   Surrender and Withdrawals - Cash Surrender Value (p. 29): The disclosure states that you will "generally" pay the Cash Surrender Value within 7 days of receipt of notice of surrender. Please explain why the term "generally" is used.

10.   Financial Statements, Exhibits, and Other Information: Financial statements, exhibits, and other information not included in the registration statement must be filed in a pre-effective amendment to the registration statement.

11.   <u>Representation of Company</u>: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me and in an amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment, please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any amendments to the registration statement. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6763; additionally, you may email me at scottpa@sec.gov, or transmit by facsimile to (202) 772-9285. Mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Patrick Scott
Senior Counsel
Office of Insurance Products